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                                                                       EXHIBIT 5

[LETTERHEAD OF GRAY CARY WARE & FREIDENRICH LLP]
400 Hamilton Avenue, Palo Alto, CA 94301-1825
Phone: 650-833-2000    Fax: 650-327-3699    www.graycary.com


February 9, 2000



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

As legal counsel for Calico Commerce, Inc., a Delaware corporation (the "Company"), we are rendering this opinion in connection with the registration under the Securities Act of 1933, as amended, of up to 9,434,576 shares of the Common Stock, $0.001 par value, of the Company which may be issued pursuant to the exercise of options and purchase rights granted under the Calico Commerce, Inc. 1995 Stock Option Plan, 1997 Stock Option Plan and 1999 Employee Stock Purchase Plan (collectively, the "Plans") and shares which may be issued pursuant to the exercise of options granted under the FirstFloor Software, Inc. 1993 Stock Option Plan ( the "FirstFloor Plan") and assumed by the Company (the "FirstFloor Assumed Options") pursuant to the Agreement and Plan of Reorganization dated as of June 23, 1998, by and among the Company, FirstFloor Software, Inc., Calico Acquisition Corporation, certain shareholders of FirstFloor Software, Inc., and certain shareholders of the Company (the "FirstFloor Reorganization Agreement"), and shares which may be issued pursuant to the exercise of options granted under the ConnectInc.com, Co. 1989 Stock Option Plan, 1996 Stock Option Plan, 1996 Directors' Stock Option Plan and 1999 Stock Option Plan for Non-Employee Directors and Advisors (collectively, the "ConnectInc.com Plans") and assumed by the Company (the "ConnectInc.com Assumed Options") pursuant to the Agreement and Plan of Merger dated as of November 19, 1999, by and among the Company, ConnectInc.com, Co. and Calico Acquisition, Inc. (the "ConnectInc.com Merger Agreement").

We have examined all instruments, documents and records which we deemed relevant and necessary for the basis of our opinion hereinafter expressed. In such examination, we have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies. We are admitted to practice only in the State of California and we express no opinion concerning any law other than the law of the State of California, the corporation laws of the State of Delaware and the federal law of the United States. As to matters of Delaware corporation law, we have based our opinion solely upon our examination of such laws and the rules and regulations of the authorities administering such laws, all as reported in standard, unofficial compilations. We have not obtained opinions of counsel licensed to practice in jurisdictions other than the State of California.


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Based on such examination, we are of the opinion that the 9,434,576 shares of
Common Stock which may be issued pursuant to the Plans, the FirstFloor Assumed Options and the ConnectInc.com Assumed Options are duly authorized shares of the Company's Common Stock, and, when issued against receipt of the consideration therefor in accordance with the provisions of the Plans, the FirstFloor Assumed Options, the ConnectInc.com Assumed Options, the FirstFloor Reorganization Agreement, the ConnectInc.com Merger Agreement, the FirstFloor Plan and the ConnectInc.com Plans, respectively, will be validly issued, fully paid and nonassessable. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement referred to above and the use of our name wherever it appears in said Registration Statement.

Respectfully submitted,



/s/ GRAY CARY WARE & FREIDENRICH LLP
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GRAY CARY WARE & FREIDENRICH LLP